


08006036

SUPPL

November 5, 2008

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

Dear Sir or Madam:

RE: Financial Statements, March 31, 2008 & June 30, 2008, and News Releases and Material Change Reports May 16 to October 31, 2008, 12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp. the following:

News Releases & Material Change reports from May 16, 2008 to October 31,2008.

Financial Statements and MD&A Reports for March 31 and June 30, 2008

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

3rd Floor • 120 Lonsdale Ave., North Vancouver BC, Canada V7M 2E8 • Tel: (604)984-8894 • Fax: (604)983-8056
www.cabo.ca . info@cabo.ca

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

May 16, 2008

Item 3 News Release

A news release dated May 16, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer has signed a drilling contract with International Millennium Mining Corp. (IMMC) for an initial 2,500 meters of diamond drilling near the Waldman mine on IMMC's Cobalt Area Property in Ontario.

Item 5 Full Description of Material Change

See attached news release dated May 16, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 16th day of May, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: May 16, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL INTERNATIONAL MILLENNIUM COBALT AREA PROPERTY IN ONTARIO

North Vancouver, BC – Cabo Drilling Corp., (TSX-V: CBE) ("Cabo" or the "Company") Ontario Division, has signed a drilling contract with International Millennium Mining Corp. (IMMC) for an initial 2,500 meters of diamond drilling near the Waldman mine on IMMC's Cobalt Area Property in Ontario. The purpose of the program is to test several strong targets identified by a MMI (mobile metal ion) sampling program completed over the Cobalt Area property. The Company commenced drilling April 18, 2008.

The location of the drill holes for this initial program was determined by anomalous MMI results occurring on a grid in Gillies Limit North Township in close proximity to the Waldman Mine Shaft. The Waldman is one of a number of former producers located on IMMC's property. Twelve former mines contiguous to and within 3,000 meters to the east of the IMMC drill project produced in excess of 100 million ounces of silver, along with cobalt, copper, and nickel. The drilling program will also pursue base metal sulphide type mineralization known to occur in the area.

About International Millennium Mining Corp. (TSX-V: IMI)
IMMC is a mineral exploration and development company engaged in the acquisition and exploration of polymetallic mineral properties in Canada and the Americas. To date, the Company has acquired and is exploring mineral properties in British Columbia and Ontario, Canada; Nevada, USA; and Sonora State, Mexico. Emerging mineral targets include silver, gold, cobalt, molybdenum, zinc, lead, nickel, copper and platinum group metals.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garret Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

May 24, 2008

Item 3 **News Release**

A news release dated May 27, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer and Great Slave Helicopters Limited (GSHL) regret to report that on May 24, 2008, a helicopter operated by Sahtu Helicopters was involved in an accident near a drill site being drilled by Cabo on behalf of Patrician, 35 miles north east of Norman Wells. The pilot and one passenger survived the crash and the remaining passenger was fatally injured.

Item 5 **Full Description of Material Change**

See attached news release dated May 27, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 27th day of May, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) No 82-1401



For Immediate Release: May 27, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

North Vancouver, BC – Cabo Drilling Corp. (Cabo), Patrician Diamonds Inc. (Patrician), and Great Slave Helicopters Limited (GSHL) regret to report that on May 24, 2008, a helicopter operated by Sahtu Helicopters was involved in an accident near a drill site being drilled by Cabo on behalf of Patrician, 35 miles north east of Norman Wells. The pilot and one passenger survived the crash and the remaining passenger was fatally injured.

All three people onboard the aircraft were part of a diamond exploration team. The team aboard the helicopter had been flying from a campsite in the area of Doctor Lake, about 40 kilometers north of Norman Wells, about 1,500 kilometers northwest of Edmonton, Alberta, when the crash occurred.

We are deeply saddened by this event and extend our prayers and condolences to the family of the deceased, as well as our thoughts and prayers for a speedy recovery to those injured in the crash.

We also wish to thank all the agencies and authorities who assisted in the initial response, including the medical staff at the accident site, the doctor and nurses at the Norman Wells Heath Centre, and the Norman Wells RCMP detachment for their rapid and professional assistance.

The accident scene and the investigation are under the authority of the Transportation Safety Board of Canada. The Transportation Safety Board will assume further follow-up and communication on this accident. All inquiries related to the investigation should be directed to the Transportation Safety Board.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Company website (http://www.cabo.ca) or by contacting John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

June 16, 2008

Item 3 News Release

A news release dated June 16, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Atlantic division has entered into a contract with Burin Minerals Ltd. to drill 15,000 meters on Burin's fluorspar properties located on the southeast coast of Newfoundland.

Item 5 Full Description of Material Change

See attached news release dated June 16, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 16th day of June, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: June 16, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 15,000 METERS FOR BURIN MINERALS

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Atlantic division has entered into a contract with Burin Minerals Ltd. to drill 15,000 meters on Burin's fluorspar properties located on the southeast coast of Newfoundland.

The Company will supply a unitized Longyear 38 drill for this project with the client having the option of requesting a second drill at a later date. Drilling commenced on the project June 11, 2008.

About Burin Minerals Ltd.
Burin Minerals Ltd. is a registered Newfoundland & Labrador mining company and a wholly owned subsidiary of Burin Fluorspar Limited of Alberta, Canada. Burin Minerals owns mineral licenses and mining leases to all the major fluorspar deposits located at the town of St. Lawrence on the Burin Peninsula, on the southeast coast of Newfoundland. The fluorspar resources are of high-quality with over 8 million tonnes of measured and indicated resources and a further 2.2 million tonnes of inferred resources.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

June 19, 2008

Item 3 News Release

A news release dated June 19, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces its selection as one of the 2008 TSX Venture 50.

Item 5 Full Description of Material Change

See attached news release dated June 19, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 19th day of June, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO




2008venture50
TSX

For Immediate Release: June 19, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DRILLING RECOGNIZED AS ONE OF THE 2008 TSX VENTURE 50

North Vancouver, BC – June 19, 2008 – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo Drilling" or the "Company") is pleased to announce its selection as one of the 2008 TSX Venture 50. The TSX Venture 50 are the top 10 companies in each of five major industry sectors – mining, oil & gas, technology & life sciences, diversified industries and cleantech – based on a ranking formula with equal weighting given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume. All data was as of December 31, 2007.

"With over 2,100 companies listed on the TSX Venture Exchange we are extremely proud to be included in the "2008 TSX Venture 50." To be recognized amongst our peers as one of the top 10 companies in our sector truly demonstrates the accomplishment of our Company and the hard work and diligence of the entire Cabo Drilling team over the four short years that we have been a publicly traded drilling company" said John Versfelt, President and CEO.

"We look forward to another year of hard work, corporate growth and success for our shareholders as we continue to expand our markets and provide exceptional service to our clients. On behalf of the Company and our shareholders, we thank the TSX Venture Exchange for its recognition of Cabo Drilling."

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL, and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

June 24, 2008

Item 3 **News Release**

A news release dated June 24, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer's Pacific division has entered into a contract with Seafield Resources Ltd. to drill 3,000 meters on the Elora Gold Project.

Item 5 **Full Description of Material Change**

See attached news release dated June 24, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 24th day of June, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO




2008venture50
TSX

For Immediate Release: June 24, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 3,000 METERS FOR SEAFIELD AT ELORA GOLD PROJECT

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Pacific division has entered into a contract with Seafield Resources Ltd. to drill 3,000 meters on the Elora Gold Project. Seafield describes the Elora property as a classic Archean shear hosted gold deposit located in the Gold Rock Camp, south of Dryden, Ontario.

The intent of the drill program, which commenced in late May 2008, is to follow–up encouraging Jubilee Zone, high-grade visible gold bearing intercepts in several of the holes drilled by Seafield Resources in previous campaigns.

About Seafield Resources Ltd. (TSX-V: SFF)
Seafield Resources Ltd. is a Toronto-based junior mineral exploration company focused on acquiring and advancing precious metals projects in the Americas.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 10, 2008

Item 3 News Release

A news release dated July 10, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Pacific division, has been awarded a contract by Richmont Mines USA, a subsidiary of Richmont Mines Inc.(AMEX-TSX: RIC), of Rouyn Noranda, Quebec, to complete a minimum of 5,000 meters of NQ2 underground drilling at the Golden Wonder Project located near Lake City, Colorado..

Item 5 Full Description of Material Change

See attached news release dated July 10, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 10th day of July, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO





For Immediate Release: July 10, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 5,000 METERS FOR RICHMONT IN COLORADO

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Pacific division, Cabo Drilling (Pacific) Corp., has been awarded a contract by Richmont Mines USA, a subsidiary of Richmont Mines Inc.(AMEX-TSX: RIC), of Rouyn Noranda, Quebec, to complete a minimum of 5,000 meters of NQ2 underground drilling at the Golden Wonder Project located near Lake City, Colorado.

The Golden Wonder Project is a past producing high-grade, epithermal deposit, with veins averaging two to three feet in width, located in the historically precious metal rich Colorado Mineral Belt. The goal of Richmont Mines' underground drill program is to explore and define high-grade gold bearing vein structures at the Golden Wonder. Drilling is expected to commence in early July 2008.

Richmont Mines entered into an option agreement with LKA International Inc., on November 12, 2007, whereby Richmont acquired the right to earn a 50% joint-venture interest in LKA's Golden Wonder Project by investing US$3 million in the project prior to September 1, 2008, and additional investment of US$15 million over a 56 month period.

About Richmont Mines Inc. (AMEX-TSX: RIC)

Richmont Mines produces gold from its operations in Northeast Canada and has extensive experience in gold exploration, development and mining. Its strengths are in its ability to develop advanced exploration projects and to operate underground narrow vein gold mines. The Company was founded in 1981, and since 1991, has produced more than one million ounces of gold from its operations.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

'293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 23, 2008

Item 3 News Release

A news release dated July 23, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Panama division has been awarded an additional 14,000 meters of drilling at Minera Petaquilla S.A.'s copper project in the district of Donoso, in Colon Province, in the Republic of Panama. The original contract, announced March 10, 2008, was for a minimum of 6,000 meters of drilling.

Item 5 Full Description of Material Change

See attached news release dated July 23, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 23rd day of July, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO




2008venture50
TSX

For Immediate Release: July 23, 2008

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO TO DRILL AN ADDDITIONAL 14,000 METERS FOR MINERA PETAQUILLA, S.A.

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Panama division has been awarded an additional 14,000 meters of drilling at Minera Petaquilla S.A.'s copper project in the district of Donoso, in Colon Province, Republic of Panama. The original contract, announced March 10, 2008, was for a minimum of 6,000 meters of drilling.

The Company's contract is with Minera Petaquilla, S.A. Cabo currently has four drills on this project and a fifth drill is being mobilized from Canada. In addition to the further 14,000 meters of drilling, the Company will supply all of the labour required for site preparation and helicopter support.

The Company continues to increase its work force in Panama and now employs over forty people on this project. The Company is also adding to its local work force and has started an on-the-site training program for Panamanians.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

August 18, 2008

Item 3 **News Release**

A news release dated August 18, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer's Montreal division, Forage Cabo Inc., has been awarded a contract by Labrador Iron Mines Limited, of Toronto, Ontario, to complete 30,000 meters of reverse circulation drilling at Labrador Iron Mines' Schefferville Project located near Schefferville, Quebec

Item 5 **Full Description of Material Change**

See attached news release dated August 18, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 18th day of August, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO


CABO
DRILLING CORP.


2008venture50
TSX

For Immediate Release: August 18, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 30,000 METERS ON LABRADOR IRON MINES'S SCHEFFERVILLE PROJECT AND GRANT EMPLOYEE STOCK OPTIONS

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Montreal division, Forage Cabo Inc., has been awarded a contract by Labrador Iron Mines Limited, of Toronto, Ontario, to complete 30,000 meters of reverse circulation drilling at Labrador Iron Mines' Schefferville Project located near Schefferville, Quebec.

The purpose of Labrador Iron Mines' reverse circulation drill program is to provide data for a NI 43-101 compliant resource estimate on the various Schefferville deposits, including a reserve estimate on the Project's Phase One Properties, and to assist with both short term mine planning and with longer term operational planning (see Labrador Iron Mines' news release dated July 2, 2008).

Cabo's work on the project commenced in late July 2008. The Company is utilizing two Acker reverse circulation drills on the project.

About Labrador Iron Mines Ltd. (TSX: LIR)
Labrador Iron Mines Holdings Limited was established with the primary business objective of exploring for and developing direct shipping iron ore deposits in the Labrador Trough area of Newfoundland and Labrador. The Company operates its Schefferville Project through its wholly-owned subsidiary, Labrador Iron Mines Limited. Labrador Iron Mines Limited plans, subject to receipt of permits, to commence shipment of iron ore by mid-2009.

Employee Stock Options
Cabo also announces that it has, subject to regulatory acceptance, granted 587,000 incentive stock options to employees, under terms of its Stock Option Plan, granting the right to purchase up to 137,981 common shares of the Company at $0.65 per share, up to 311,006 commons shares at $0.75 per share, and up to 138,013 common shares at $0.85 per share.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

 This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1293-2(b) NO. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

August 21, 2008

Item 3 News Release

A news release dated August 21, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's a wholly owned Panama subsidiary, Cabo Drilling (Panama) Corp., has entered into a lease agreement with London & Regional (Panama) S.A., Managers of the Panama Pacifico project in the Republic of Panama. The lease will provide immediate premises for Cabo's Panama division, in an existing structure and new premises, upon completion of its offices in the new International Business Park.

Item 5 Full Description of Material Change

See attached news release dated August 21, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 21st day of August, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) No 82-1401




2008venture50
TSX

For Immediate Release: August 21, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
E-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO SIGNS LEASE AGREEMENT WITH LONDON & REGIONAL (PANAMA) S.A.

North Vancouver, BC – Cabo Drilling (Panama) Corp., a wholly owned subsidiary, of Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") has entered into a lease agreement with London & Regional (Panama) S.A., Managers of the Panama Pacifico project in the Republic of Panama. The lease will provide immediate premises for Cabo's Panama division, in an existing structure and new premises, upon completion of its offices in the new International Business Park. Ground breaking for the business park is planned for November 2008.

The 2,750 hectare Panama Pacifico project is strategically located directly across from Panama City on the old US Howard Air Force Base and overlooks both the Panama Canal and the Pacific Ocean. The project Master Plan calls for redevelopment, over the next 40 years, of what was once home to 10,000 military personnel, into an entire new city district within a tropical setting of lush forest and hills. Panama Pacifico is targeted to become "...the newest city in Central America. A place you will want to work, live, visit, vacation and enjoy!"

Cabo is pleased to find its place alongside neighbors like MEC Repairs, Dell Panama. The Red Cross, Caterpillar, Singapore Airlines and 3M who are also residents of the new global business hub within the Panama Pacifico Master Plan. Along with the expansion for the new city being built by London & Regional, there are also the advantages of an airport within walking distance, duty free zones, gated community, tax, immigration and labor incentives created for the Panama Pacifico project.

Cabo is building an increasing presence in Panama with a larger than 50% growth rate since January of this year. It enjoys the benefits of being a good corporate citizen in the Republic of Panama and is seeing positive results from offering better than average employment opportunities in Panama. The Company is beginning to see the benefits of training a local workforce.

"These are exciting times for our Company" comments Herb Butler, Operations Manager for Cabo in Panama, "Not only does this solidify our position in Panama but it gives us great access to the rest of Latin America"

...2

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cabo Drilling Corp. was recognized as a TSX Venture 50™ company in 2008. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.

1293-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

August 26, 2008

Item 3 News Release

A news release dated August 26, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that New Millennium Capital Corp. of Calgary, Alberta, has awarded the Issuer's Ontario division a contract for up to 10,000 meters of reverse circulation drilling on New Millennium's (TSX-V: NML) DSO (Direct Shipping Ore) projects near Schefferville, Quebec.

Item 5 Full Description of Material Change

See attached news release dated August 26, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 26th day of August, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO




2008venture50
TSX

For Immediate Release: August 26, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL UP TO 10,000 METERS FOR NEW MILLENNIUM CAPITAL CORP.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that New Millennium Capital Corp. of Calgary, Alberta, has awarded Cabo's Ontario division a contract for up to 10,000 meters of reverse circulation drilling on New Millennium's (TSX-V: NML) DSO (Direct Shipping Ore) projects near Schefferville, Quebec.

New Millennium's 2008 summer drilling program, intended to upgrade New Millennium's historical resources to NI 43-101 standards, is expected to total 10,366 meters (155 holes). New Millennium has eight two-person geological field crews on the ground to complete the mapping of the northern phase II area, and supervise the reverse circulation drilling. The Company has mobilized a 3rd drill, a new reverse circulation Nodwell mounted Acker to the project, in addition to the two BBS25 drills currently on site.

This is Cabo's third drilling contract with New Millennium. The Company's first contract for approximately 8,000 meters of BTW size core was completed in October 2006 on New Millennium's LabMag and KéMag Iron Ore Projects in the Provinces of Newfoundland & Labrador and Quebec respectively. The Company's second contract for 6,700 meters of BQ diameter core was completed on April 30, 2008 on New Millennium's 100% owned KéMag Iron Ore project near Lac Harris in Quebec.

About New Millennium (TSX-V: NML)

New Millennium holds a 100% interest in the KéMag Property (Quebec) and an 80% interest in the LabMag Property (Newfoundland and Labrador). Both properties are located within the Millennium Iron Range, the centre of which is located approximately 230 km north of Labrador City, NL and 40 km northwest of Schefferville, QC. The Company also has a 100% interest in 271 DSO claims and an 80% interest in 35 DSO claims in Quebec and Labrador that contain, based on historical estimates that are not in compliance with NI 43-101, in excess of 100 million tons of direct shipping quality ore. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources. The Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian

divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cabo Drilling Corp. was recognized as a TSX Venture 50™ company in 2008. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

September 16, 2008

Item 3 News Release

A news release dated September 16, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's U.S. subsidiary Advanced Drilling Inc. has been awarded a contract to drill a minimum of 35,000 feet of surface core drilling on Rio Grande Silver's San Juan Silver Exploration Project, located north of Creed, Colorado.

Item 5 Full Description of Material Change

See attached news release dated September 16, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 16th day of September, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO




2008venture50
TSX

For Immediate Release: September 16, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED CONTRACT TO DRILL A MINIMUM 35,000 FEET FOR RIO GRANDE SILVER INC.

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") U.S. subsidiary Advanced Drilling Inc. has been awarded a contract to drill a minimum of 35,000 feet of surface core drilling on Rio Grande Silver's San Juan Silver Exploration Project, located north of Creed, Colorado.

The initial phase of drilling is designed to test the north extension of the Bulldog vein system which was mined by Homestake Mining Company from the late 1960's to the mid 1980's. The program will require several coring rigs and is designed with the utmost care in relation to the protection of the environment as well as having minimal environmental disturbance. The San Juan Silver Exploration Project has received all approvals from the State and the U.S. Forest Service to begin exploration drilling. The first two drills have been moved to the property, with an additional drill expected in the future.

Rio Grande Silver Inc., acquired the right to earn a 70% joint venture interest in a roughly 25-square-mile consolidated land package in one of Colorado's most prolific silver producing districts. The venture, called the San Juan Silver Mining Joint Venture, is located in the famous Creede Mining district and has an identified resource of approximately 48 million ounces of silver with potential for considerably more through a targeted exploration program. Rio Grande Silver has joint ventured this project with Emerald Mining & Leasing, LLC, and Golden 8 Mining, LLC. (See Hecla's news release dated February 21, 2008)

About Rio Grande Silver Inc. / Hecla Mining Company (NYSE:HL)

Rio Grande Silver Inc. is a wholly owned subsidiary of Hecla Mining Company. Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines, processes and explores for silver and gold in the United States and Mexico. A 117-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold. Hecla's common shares are traded on the New York Stock Exchange under the symbol HL.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

October 2, 2008

Item 3 News Release

A news release dated October 2, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces the implementation of its Fitness-For-Work Program and formation of an alliance with CannAmm Occupational Testing Services, who will assist the Issuer in the assessment of its employees' fitness for work with respect to the influence or use of drugs and alcohol on the job site.

Item 5 Full Description of Material Change

See attached news release dated October 2, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 2nd day of October, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2 (b) No 82-1401




2008venture50
TSX

For Immediate Release: October 2, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO INTRODUCES FITNESS-FOR-WORK PROGRAM TO PROMOTE HEALTH & SAFETY

North Vancouver, BC - Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company"), one of Canada's larger providers of mineral and specialty drilling services, announces the implementation of its Fitness-For-Work Program. The Company has formed an alliance with CannAmm Occupational Testing Services, who will assist the Company in the assessment of our employees' fitness for work with respect to the influence or use of drugs and alcohol on the job site. This partnership with CannAmm will lead to a safer workplace and to helping employees who may have an alcohol or drug dependency.

Health and Safety

Cabo Drilling Corp. is committed to a comprehensive safety program throughout all of its divisions in Canada and internationally. One of the basic responsibilities of management at Cabo is to provide employees with a safe work environment, which includes the education of employees on the risks associated with being impaired by the influence of alcohol or drugs while operating drilling equipment, heavy equipment and motor vehicles in any and all conditions. The purpose of the Fitness-For-Work program is to enable the Company to assist any employees dealing with substance abuse and to aid in their rehabilitation.

The CannAmm no-nonsense approach to drug and alcohol use provides Cabo Drilling with the tools required to ensure a high level of employee health, productivity, and safety in a drug and alcohol free environment. The cost of the Fitness-For-Work program is minimal when compared to the improved safety and health of our employees, the heightened confidence and productivity of our people and the increased confidence of our customers.

John A. Versfelt, Cabo Drilling's President and CEO explains "The Company has worked on the implementation of this program for almost one year. We believe our employees and prospective employees will welcome a drug and alcohol free working environment and that our customers will whole-heartedly support our efforts in creating a better and safer drilling program. Safety conscious workers are excellent employees and an asset to every job site."

As part of Cabo Drilling's 7-Point Human Resources Plan, The Fitness-For-Work Program was implemented at all Canadian operations on September 15, 2008, and is in the process of being implemented corporate wide.

We welcome inquiries from all drillers, drill helpers, heavy equipment operators and supervisors who wish to work in an environment that is free from substance abuse. Cabo Drilling's promise to its customers and prospective customers is that we will do all that we can to help our industry in removing the influence of alcohol and drug use from the drilling workplace.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cabo Drilling Corp. was recognized as a TSX Venture 50™ company in 2008. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.




2008venture50
TSX

For Immediate Release: October 31, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

Cabo Announces Record Annual Revenue and Earnings and Fourth Quarter Results

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V: CBE) reports results for its fourth quarter and fiscal year ended June 30, 2008.

4th QUARTER & ANNUAL HIGHLIGHTS

(CDN $000s, except earnings per share)	3 months ending June 30-08	3 months ending June 30-07	FY 2008	FY2007
Revenue	14,634	11,679	58,645	38,447
Net Earnings (Loss) Before Interest, Tax, Amortization, Stock-based Compensation and Other Items (EBITDA)	701	1,420	6,764	3,921
Net Earnings (Loss) Before Taxes	(115)	425	3,951	1,588
Net Earnings (Loss) After Taxes	581	162	3,203	926
Earnings (Loss) per Share ($) Basic Before Interest, Tax, Amortization, Stock-based Compensation and Other Items (EBITDA)	0.02	0.04	0.15	0.11
Earnings (Loss) per Share ($) Basic	0.01	0.00	0.07	0.03
Cash from operations*	815	888	5,149	2,665
Gross Margin %	20.0%	26.5%	23.4%	24.6%
Working Capital	7,280	3,272	7,280	3,272

*before changes in non-cash working capital items

The Company reports:

- Revenue of $14.63 million for the 4th quarter of 2008, an increase of $2.95 million compared to 4th quarter revenue of $11.68 million in fiscal 2007.
- Net 4th quarter 2008 earnings before interest, tax, amortization, stock-based compensation and other items of $701,078 and net earnings of $581,487 after interest, tax, amortization, stock-based compensation and other items resulting in earnings of $0.02 per share and $0.01 per share, respectively. This compares with the 4th quarter 2007 earnings before interest, tax, amortization, and stock-based compensation of $1.42 million and net earnings of $162,205 after interest, tax, amortization, and stock-based compensation resulting in earnings of $0.04 per share and $0.00 per share respectively, a positive net income swing of $419,282 from 2007 to 2008.
- Net before tax earnings for fiscal 2008 of $3.95 million compared to a net before tax earnings for fiscal 2007 of $1.59 million, an increase of $2.36 million.
- Net after tax earnings for the fiscal year 2008 of $3.20 million compared to net after tax earnings for fiscal 2007 of $926,498, an improvement of $2.27 million year over year.
- Gross margin percentage for the 4th quarter fiscal 2008 was 20.0%, compared with a gross margin of 26.5% in the 4th quarter of fiscal 2007 and 23.4% in fiscal 2008 compared to 24.6% in fiscal 2007.
- Cash from operations, before changes in non-cash working capital items, was $814,615 for the 4th quarter 2008 and $5.15 million for fiscal 2008, compared to 4th quarter 2007 cash from operations of $888,489 and $2.67 million for the fiscal year 2007.
- A current asset balance of $23.51 million and working capital of $7.28 million.
- Total assets of $38.70 million and total liabilities of $18.60 million.

"Cabo recorded its highest revenues and net income ever in fiscal 2008," Mr. Versfelt stated. "Record revenues for the fiscal year of 2008 were $58.64 million compared to $38.44 million for the fiscal year ending 2007, that's a 53% increase. In addition to the revenue growth internationally, we also had substantial growth at our Ontario division and continued strong results from our Atlantic division."

"Cabo's expansion in 2007 and 2008 was fuelled by an increased number of drills in the international market and an increased number of employees worldwide," stated Mr. Versfelt. "Cabo added eight drills to the international market during the fiscal year 2008 resulting in international revenue growth of 19% of consolidated revenues for the year, compared to 5% in fiscal 2007. This expansion was carried out evenly between the divisions in Spain, Panama, Mexico and the United States."

"The Company recorded net income, after taxes, of $3.20 million and earnings per share of $0.07," Mr. Versfelt said. "We also improved our EBITDA (earnings before interest, taxes, amortization, stock-based compensation and other items) by 73% from $3.92 million in fiscal 2007 to $6.76 million in fiscal 2008. The growth within Cabo over the last four years has created a solid foundation for the years ahead."

"Cabo had gross margin performance of 20.0% for the 4th quarter fiscal 2008 (26.5% 4th quarter fiscal 2007) and 23.4% for the fiscal year 2008 (24.6% for 2007)," Mr. Versfelt stated. "We recorded gross margins in excess of 27% internationally, but this was offset by lower margins earned from our Ontario and Pacific division."

"During the first four months of fiscal 2009, seven more drills were added to the Company's international fleet, now totaling 24 of 111 drills owned by the Company. With the dramatic downturn in the financial and commodity markets, the Company does not expect to increase its fleet, nor make any significant capital expenditures," Mr. Versfelt said. "On the other hand, it is likely that our drills will be moving between divisions, taking advantage of new contracts in areas that need more drills."

"In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we must be relentless on cost control and reducing our spending, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee and customer relations," Mr. Versfelt stated. "Within in the last year Cabo has employed five general managers with extensive experience in expanding as well as retracting markets. This along with the foundation we built over the last three years will assist us in working through these changing times."

Fourth quarter ended June 30, 2008

Revenues for the quarter ended June 30, 2008 were $14.63 million compared to $11.68 million in the fourth quarter of fiscal 2007. This represents an increase of $2.95 million or 25% from the fourth quarter of fiscal 2007. During the quarter, we continued to see higher revenues from the international divisions. Net earnings for the quarter were $581,487 compared to net earnings of $162,205 incurred in the fourth quarter of fiscal 2007. This increase in profit is due to increased revenues in fourth quarter year over year and the realization of the future tax asset.

Fourth quarter gross margin of 20.0% is lower than the prior year's fourth quarter gross margin of 26.5%, primarily due to lower margins earned in the Mexico, Ontario and Pacific divisions.

General and administration expenses increased to $2.50 million in the fourth quarter of fiscal 2008 compared to $1.67 million in the fourth quarter of fiscal 2007. This increase can be attributed to increased travel, an increase in salaries because of additional personnel, additional insurance for the international operations, higher audit fees, and a bad debt allowance of $205,452.

Amortization during the quarter increased $59,158 from $709,391 to $650,233, a relatively insignificant amount.

Interest expense increased to $106,255 during the fourth quarter of fiscal 2008 compared to $94,255 incurred in the fourth quarter of fiscal 2007.

Year ended June 30, 2008

Revenue for the year ending June 30, 2008 was $58.64 million, compared to $38.44 million in 2007. This represents a 53% increase in revenues year over year. The increase can be attributed primarily to significant growth from our international, Ontario and Atlantic divisions. Revenues from our international divisions represent 19% of fiscal 2008 revenues as compared to 5% in fiscal 2007. With an increase in the number of drills at our international divisions, management expects international operations to contribute a growing percentage of the Company's total revenue stream.

Direct costs for the year ended June 30, 2008 were $44.90 million compared to $28.98 million in fiscal 2007. The increase is a direct result of higher activity, which resulted in higher revenue in fiscal 2008. Gross margins for the year ended June 30, 2008 were 23.4% compared to 24.6% during the fiscal year ending June 30, 2007. The Company recorded gross margins in excess of 27% internationally, but this was offset by lower margins earned from our Ontario and Pacific divisions.

General and administrative expenses increased to $7.28 million in fiscal 2008 as compared to $5.52 million last year. At 12.4% as a percentage of revenue in fiscal 2008, general and administration costs have decreased pro-rata year over year from the 14.4% recorded in fiscal 2007. Increased costs can be attributed to additional administration personnel in our international operations, higher travel, higher insurance and professional fees. Salaries and wage expense increased from $3.25 million in fiscal 2007 to $4.70 million in fiscal 2008, as a result of hiring additional personnel, but also because this was the most significant year for salary increases for all administration and management personnel who had received marginal increases in previous years. The Company's international expansion during fiscal 2008 resulted in increased total corporate travel costs to $461,049 as compared to $206,070 incurred during fiscal 2007.

Amortization of property, plant and equipment for the fiscal year ending June 30, 2008 increased to $2.40 million compared to $1.69 million during fiscal 2007. The increase is due to the acquisition of $5.37 million of capital assets within the last fiscal year.

The Company incurred a $392,804 interest expense during fiscal year ending June 30, 2008, compared to $255,515 incurred during fiscal 2007. Increased interest charges during the year are primarily due to higher utilization of the demand loan and operating line to finance the increased inventory and new capital leases for drilling equipment.

EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items) for fiscal 2008 increased 73% to $6.76 million ($0.15 per share basic dilution) as compared to $3.92 million ($0.11 per share basic dilution) in fiscal 2007. Net income, after taxes, increased to $3.20 million for the fiscal year ending June 30, 2008 as compared to a net income of $926,498 recorded in fiscal 2007.

The Company's current cash (cash and cash equivalents) position at June 30, 2008, is $785,261 compared to $422,337 at June 30, 2007. The increase in cash is primarily due to additional deposits at the international divisions.

Short-term investments and marketable securities decreased $88,152, from $204,460 at June 30, 2007, to $116,308 at June 30, 2008. The decrease can be attributed to the disposition of some marketable securities and changes in market prices at June 30, 2008. We adjusted the value of our holdings at June 30, 2008 as recorded in the comprehensive income statement. At June 30, 2008, the balance of $116,308 consists of shares in Canadian public corporations.

Accounts receivable increased by $3.13 million to $11.96 million at June 30, 2008 from $8.83 million at June 30, 2007. The increase primarily resulted from higher revenues during fiscal 2008. This balance at June 30, 2008 represents 82% of revenues earned during the fourth quarter of fiscal 2008. Management expects to reduce receivables as the business consolidates.

Inventory levels increased by $4.13 million to $9.65 million at June 30, 2008 from $5.52 million at June 30, 2007, as a result of the expansion into Spain, Panama, and Mexico, as well as growth in the Ontario division.

Management anticipates the inventory levels to be reduced as the Company rationalizes its inventory between divisions and implements a management information system that will provide just in time inventory information.

Property plant & equipment increased to $14.17 million at June 30, 2008 from $10.82 million at June 30, 2007 an increase of $3.35 million during the year because of additions to the drill and large equipment fleet. The Company invested $5.47 million in new property plant and equipment in the past fiscal year.

Consolidated total assets increased in fiscal 2008 to $38.70 million at June 30, 2008 from $26.97 million at June 30, 2007. The increase is primarily due to additions to our capital asset base, higher inventory and increased total accounts receivable at June 30, 2008. The increase in accounts receivable has grown in conjunction with the increased revenues, whereas inventory increased in all international and the Ontario division.

Consolidated total liabilities increased by $4.94 million to $18.60 million at June 30, 2008, from $13.66 million at June 30, 2007, primarily as a result of the increased term and operating line borrowings required to fund the increased inventory, receivables and capital assets. Accounts payable also increased by 46% to $7.70 million at June 30, 2008 as compared to $5.24 million to fund the increased inventory.

The mineral drilling industry is dependent on demand for precious, base and strategic metals, as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from under supply to over supply. The recent financial stress in financial credit and equity markets, as well as significant global currency changes, have caused substantial negative changes to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Management has initiated further cost and spending controls, as well as risk management procedures throughout the Company. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, high customer relations and high employee relations.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
Cabo Drilling Corp. was recognized as a TSX Venture 50™ company in 2008. TSX Venture 50 is a trademark of TSX Inc. and is used under license.

1293-2(b) No.82 -1401

CABO DRILLING CORP.
Consolidated Financial Statements
3rd Quarter ended March 31, 2008

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	March 31 2008 *(Unaudited)*	June 30 2007 (Note 2)
ASSETS		
Current		
Cash and cash equivalents (Note 3)	$ 1,033,052	$ 422,337
Marketable securities	153,642	204,460
Accounts receivable	16,571,220	8,832,883
Prepaid expenses	326,571	286,729
Work-in progress	287,618	151,978
Inventories	8,108,098	5,371,652
	26,480,201	15,270,039
Property, plant and equipment (Note 4)	12,705,533	10,818,774
Long-term investment (Note 5)	641,675	878,082
	$ 39,827,409	$ 26,966,895
LIABILITIES		
Current		
Bank indebtedness (Note 3)	$4,573,364	$ 1,461,486
Accounts payable and accrued liabilities	8,794,017	5,242,013
Unearned revenue	3,057,196	2,656,579
Income tax payable	848,400	897,469
Demand loan (Note 6)	1,188,327	953,333
Current portion of long-term debt (Note 7)	581,639	787,509
	19,042,943	11,998,389
Long-term debt (Note 7)	1,060,354	1,454,872
Future Income tax	200,052	202,550
	20,303,349	13,655,811
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	$ 29,274,291	$ 25,492,761
Contributed surplus (Note 8(e))	1,899,756	1,880,117
Accumulated other comprehensive loss	(572,158)	(362,200)
Deficit	(11,077,828)	(13,699,594)
	19,524,061	13,311,084
	$ 39,827,409	$ 26,966,895

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ PETER WALTON, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited – prepared by management	For the quarter-ended March 31		For nine months ended March 31	
For the period ended	**2008**	2007	**2008**	2007
Revenue	**$ 16,037,162**	8,895,533	**$ 44,010,944**	26,766,244
Direct costs	**12,367,309**	6,900,668	**33,186,760**	20,392,570
Gross profit	**3,669,853**	1,994,865	**10,824,184**	6,373,674
Expenses				
General and administrative	**1,790,594**	1,363,632	**4,785,418**	3,868,001
Stock-based compensation (Note 8)	**19,639**	-	**19,639**	11,700
Amortization	**626,948**	389,200	**1,690,676**	1,036,288
Interest income	**-**	(7,069)	**(1,666)**	(13,140)
Interest expense	**118,480**	42,924	**286,549**	161,344
(Gain) loss on foreign exchange	**18,893**	(5,543)	**(22,451)**	(6,214)
Other (income) expense	**(4,612)**	(8,570)	**(4,912)**	(29,745)
	2,569,942	1,774,574	**6,753,253**	5,028,234
Income before other items and income taxes	**1,099,911**	220,291	**4,070,931**	1,345,440
Other items				
Loss (Gain) on disposition of assets	**4,955**	5,966	**4,955**	(2,282)
Write down of marketable securities	**-**	-	**-**	30,000
Resource properties maintenance (recovery) expense	**-**	-	**-**	50,956
Income before income taxes	**1,094,956**	214,325	**4,065,976**	1,266,766
Income tax expense (recovery)				
Current	**324,442**	104,608	**1,446,707**	565,608
Future	**39,236**	(21,076)	**(2,497)**	(63,135)
Net income for the period	**731,277**	130,793	**2,621,766**	764,293
Deficit, beginning of period	**(11,809,105)**	(14,085,292)	**(13,699,594)**	(14,718,792)
Deficit, end of period	**$ (11,077,828)**	$(13,954,499)	**$ (11,077,828)**	$ (13,954,499)
Earnings per share (Note 2)				
Basic and fully diluted earnings per share	**$ 0.02**	$ 0.01	**$ 0.05**	$ 0.02
Weighted average number of common shares outstanding	**45,080,191**	40,041,485	**46,054,008**	34,226,084

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statement of Comprehensive Income (Loss)
March 31, 2008 and June 30, 2007

	Nine months ended	
	Mar 31, 2008	Mar 31, 2007
Net income (loss) for the period	**2,621,766**	764,293
Other comprehensive loss		-
Unrealized gains(losses) on available-for-sale financial assets arising during the year	**(287,225)**	-
Unrealized gains (losses) on translating financial statements of foreign operations	**77,268**	-
Comprehensive income (loss) for the period	**2,411,809**	764,293

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Cash Flows

Unaudited – prepared by management	For the quarter ended March 31		For nine months ended March 31	
For the period ended	2008	2007	2008	2007
Cash flows (used in) from Operating Activities				
Net income for the period	$ 731,277	$ 130,793	$ 2,621,766	$ 764,293
Items not involving cash:				
Amortization	626,948	389,200	1,690,676	1,036,288
Gain on disposition of assets	4,955	5,966	4,955	(2,282)
Stock based compensation	19,639	-	19,639	11,700
Write down of assets		-	-	30,000
Future income tax	39,235	(21,076)	(2,498)	(63,135)
	1,422,054	504,883	4,334,538	1,776,864
Changes in non-cash working capital items (Note 11)	(2,319,794)	(698,901)	(6,669,447)	(907,589)
	(897,740)	(194,018)	2,334,909	869,275
Cash flows used in Investing Activities				
Property, plant and equipment purchases	(1,026,516)	(1,533,899)	(3,596,306)	(2,944,420)
Proceeds from sale of assets	13,915	45,193	13,915	57,378
Purchase of long term investment			-	(1,200,000)
	(1,012,601)	(1,488,706)	(3,582,392)	(4,087,042)
Cash flows used in Financing Activities				
Shares issued for cash	6,438	530,621	3,781,530	3,248,950
Share issue costs	-	(31,277)	-	(212,621)
Demand loan	(55,000)	470,000	(165,000)	410,000
Repayment of long term liabilities	(171,163)	(90,326)	(334,659)	(273,760)
Repayment of obligation under capital lease	(59,333)	(103,477)	(265,731)	(362,126)
Additional long term debt	400,000	275,296	400,000	508,061
Additional obligation under capital lease	-	-	-	36,450
	120,942	1,050,837	3,416,138	3,354,954
Increase in cash and cash equivalents during the period	(1,789,399)	(631,887)	(2,501,163)	137,187
Cash and cash equivalents, beginning of period	(1,750,912)	1,430,700	(1,039,149)	661,626
Cash and cash equivalents, end of period	$ (3,540,312)	$ 798,813	$ (3,540,312)	$ 798,813

Cash and cash equivalents is comprised of:		
Cash and cash equivalents	$ 1,033,052	$ 798,813
Bank indebtedness	(4,573,364)	
	$ (3,540,312)	$ 798,813

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following subsidiaries: Cabo Drilling (Ontario) Corp. (formerly Heath and Sherwood Drilling Inc.), the Cabo Drilling (Atlantic) group (formerly the Petro Drilling group), the Cabo Drilling (Pacific) group (formerly the Advanced Drilling group), Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, and Cabo Drilling (Panama) Corp.

2. ACCOUNTING POLICIES

Effective July 1, 2006, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

i) Financial instruments – recognition and measurement

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables, and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

ii) Comprehensive income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company's financial statements now include a Statement of Comprehensive Income (Loss), which includes the components of comprehensive income (loss). For the Company, other comprehensive loss ("OCL") is comprised of the unrealized losses on translating financial statements of self-sustaining foreign operations, and unrealized losses on available-for-sale financial assets arising during the year.

Cumulative changes in OCL are included in Accumulated Other Comprehensive Loss ("AOCL"), which is presented as a new category within shareholders' equity on the balance sheet.

3. CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

Cash and cash equivalents consists of cash and short term deposits with maturities of less than ninety days.

The Company has an operating line of credit facility up to $5,000,000 bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over assets of the Company.

4. PROPERTY, PLANT & EQUIPMENT

	March 31, 2008			June 30, 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	41,788	6,821	34,967	37,374	4,148	33,226
Buildings	1,002,688	135,150	867,538	869,874	99,875	769,999
Computer & office equipment	485,941	322,427	163,514	402,113	236,223	165,890
Software	240,919	79,419	161,500	195,807	70,611	125,196
Vehicle & equipment	1,898,332	608,155	1,290,177	1,446,067	437,419	1,008,648
Drilling & field equipment	12,317,657	3,213,212	9,104,445	9,823,618	2,275,684	7,547,934
Assets under capital lease	1,261,481	322,335	939,146	1,205,568	181,933	1,023,635
	$17,393,052	$ 4,687,519	$12,705,533	$14,124,667	$3,305,897	$10,818,770

Included in drilling & field equipment is equipment under construction of $538,868. These drills were not available for use at March 31, 2008.

5. LONG TERM INVESTMENT

	March 31, 2008	June 30, 2007
Investment in IMMC	$ 878,082	$ 1,200,000
IMMC shares received from sale of resource properties (Note 7)	-	3,500,000
	$ 878,082	$ 4,700,000
Return of capital distribution	-	(3,517,967)
Other comprehensive loss	(236,407)	(303,951)
	$ 641,675	$ 878,082

6. DEMAND LOAN FACILITIES

The Company's credit facilities are as follows:

	March 31, 2008	June 30, 2007
Demand loan facility of $600,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	$ 380,000	$ 470,000
Demand loan facility of $500,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	408,327	483,333
Demand loan facility of $400,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $6,667, plus interest, maturing 2013.	400,000	-
	$ 1,188,327	$ 953,333

7. LONG TERM DEBT

	March 31, 2008	June 30, 2007
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	$ 766,820	$ 841,835
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $5,843, secured by certain equipment, maturing from 2008 to 2011.	$ 318,657	497,747
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2008 and 2010	$ 67,420	223,487
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	$ 165,237	241,956
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $15,572, secured by certain equipment, maturing in 2010.	$ 323,859	437,356
	$ 1,641,993	$ 2,242,381
Less: current portion	(581,639)	(787,509)
	$ 1,060,354	$ 1,454,872

7. LONG TERM DEBT CONTINUED

The required annual principal and interest repayments on long term debt are as follows:

1 – 12 months	**$ 687,492**
13 – 24 months	**491,911**
25 – 36 months	**199,559**
37 – 48 months	**155,356**
49 – 60 months	**127,296**
Thereafter	**297,893**
	$1,959,507
Less : imputed interest	**(317,514)**
Principal payments	**$1,641,993**

8. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued and outstanding

	March 31, 2008		June 30, 2007	
	Shares	**Amount**	Shares	Amount
Balance, beginning of year	**40,205,346**	**$ 25,492,761**	31,300,836	$ 25,974,398
Private placements	-	-	8,663,867	3,248,950
For finder's fees	-	-	240,643	90,241
Exercise of warrants	**7,520,167**	**3,773,280**	-	-
Exercise of stock options	**16,500**	**8,250**	-	(302,861)
Share issue costs	-	-	-	-
Return of capital – distribution of IMMC shares (Note 6)	-	-	-	(3,517,967)
Balance, end of period	**47,742,013**	**$ 29,274,291**	40,205,346	$ 25,492,761

8. SHARE CAPITAL (continued)

c) Stock options

At March 31, 2008, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
33,333	$0.50	October 1, 2008
33,333	$0.75	October 1, 2008
33,333	$1.00	October 1, 2008
58,333	$0.50	January 22, 2009
58,334	$0.75	January 22, 2009
58,334	$1.00	January 22, 2009
263,299	$0.65	October 18, 2009
560,349	$0.75	October 18, 2009
263,352	$0.85	October 18, 2009
330,833	$0.65	June 19, 2010
348,833	$0.75	June 19, 2010
330,834	$0.85	June 19, 2010
125,000	$0.65	January 22, 2011
125,000	$0.75	January 22, 2011
125,000	$0.85	January 22, 2011
2,747,500		

All options are currently exercisable.

A summary of the changes in stock options for the period ended March 31, 2008 is presented below:

	Number of Shares	Price	Expiry
Balance, June 30, 2005	2,258,000		
Options granted	91,666	$0.50	January 22, 2009
Options granted	91,667	$0.75	January 22, 2009
Options granted	175,000	$0.80	January 22, 2011
Options granted	91,667	$1.00	January 22, 2009
Options expired or lapsed	(380,000)		Various
Balance, June 30, 2006	2,328,000		
Options granted	33,333	$0.50	October 1, 2008
Options granted	33,333	$0.75	October 1, 2008
Options granted	33,334	$1.00	October 1, 2008
Options granted	330,833	$0.65	June 19, 2010
Options granted	348,833	$0.75	June 19, 2010
Options granted	330,834	$0.85	June 19, 2010
Options granted	50,000	$0.65	January 22, 2011
Options granted	50,000	$0.75	January 22, 2011
Options granted	50,000	$0.85	January 22, 2011
Options expired or lapsed	(909,000)		Various
Balance, June 30, 2007	2,679,500		
Options lapsed	(33,500)		
Options exercised	(16,500)		
Options granted	26,662	$0.65	October 18, 2009
Options granted	64,669	$0.75	October 18, 2009
Options granted	26,669	$0.85	October 18, 2009
Balance, March 31, 2008	2,747,500		

8. SHARE CAPITAL (continued)

c) Share purchase warrants

A summary of the changes in share purchase warrants for the periods ending June 30, 2007 and March 31, 2008 is presented below:

	Number of Shares	Price
Balance, June 30, 2007	8,663,867	
Warrants exercised	(7,520,167)	$0.50
Warrants expired	(1,143,700)	
Balance, March 31, 2008	-	

e) Contributed surplus

	March 31, 2008	June 30, 2007
Balance, beginning of year	$ 1,880,117	$ 1,540,117
Compensation attributed to stock options granted during the year	19,639	340,000
Balance, end of period	$ 1,899,756	$ 1,880,117

9. RELATED PARTY TRANSACTIONS

	Period ended March 31, 2008	Year ended June 30, 2007
Management and accounting services charged by a company controlled by a director.	104,144	176,583
Amount due to company at March 31, 2008	16,871	15,055
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	99,866	244,096
Amount due to company at March 31, 2008	-	2,660

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

11. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital items for the nine-month periods ended:

	For nine months ended March 31	
	2008	2007
Invested in and marketable securities - net	**$287,223**	$ 55,761
Accounts receivable	**(7,738,337)**	(1,304,503)
Prepaid expenses	**(39,842)**	195,636
Inventories and work in progress	**(2,872,086)**	(1,464,751)
Accounts payable and accrued liabilities	**3,552,004**	16,993
Unearned revenue	**400,616**	1,127,363
Income tax payable	**(49,069)**	465,912
	$ (6,459,491)	$ (907,589)

12. COMMITMENT

Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed to shareholders, the Company distributed 8,008,623 shares and 2,497,844 warrants to the Company's Shareholders during the fiscal 2007.

During the nine months ending March 31, 2008 the Company distributed an additional 747,139 shares for the benefit of the US Shareholders. As of March 31, 2008, the Company was holding 1,810,392 undistributed shares and 852,601 undistributed warrants in trust for its US Shareholders.

13. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended March 31, 2008

Forward Looking Information

This Management Discussion and Analysis ("MD&A") is prepared as of May 26, 2008, and should be read in conjunction with the consolidated financial statements for the quarter ended March 31, 2008, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates, the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, and geotechnical drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada); Montreal (Quebec); Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec); Surrey, British Columbia & Whitehorse, Yukon (Western & Northern Canada); Hermosillo, Sonora State; Mexico; Panama City, Panama (Central America), and Seville, Spain (Western Europe).

Highlights and Overall Performance

In what is historically one of the Company's worst quarter, Cabo recorded its highest ever quarterly revenue in its history with revenues of $16.04 million compared to $14.34 million recorded in the first quarter of fiscal 2008. This represents an 80% increase from $8.90 million recorded in the third quarter of fiscal 2007 and a 17% increase in revenues from the $13.64 million recorded in the second quarter of fiscal 2008. The growth in revenues can be attributed to record revenues from our international operations and strong growth from in Ontario and Atlantic divisions. The international operations recorded revenues of $4.54 million or 28% of quarterly revenues as compared to $199,919 or 2% in the third quarter of fiscal 2007.

Cabo's Pacific Division expansion into the United States is continuing with a second project in Colorado.

Cabo continues to record improved gross margins compared to quarters in fiscal 2007. The Company recorded a gross margin of 22.9% during the third quarter of fiscal 2008 compared to 22.4% during the third quarter in fiscal 2007. However, because of significant downtime due to the Holiday season factor and increased costs in the same period, the third quarter costs are higher than normal compared to the balance of the year resulting in less than satisfactory gross margins.

The Company recorded a net income of $731,277 during the third quarter fiscal 2008 or $0.02 earnings per share and EBITDA of $1.86 million.

Summary of Quarterly Results

	Q3-08	Q2-08	Q1-08	Q4-07		Q3-07	Q2- 07	Q1- 07	Q4- 06
$ Expressed in(000's)									
Revenue	16,037	13,635	14,339	11,679		8,896	7,372	10,498	7,564
Gross Margin	3,670	3,415	3,740	3,093		1,995	1,904	2,475	1,511
Gross Margin %	22.9%	25.0%	26.1%	26.5%		22.4%	25.8%	23.6%	20.0%
General & Administrative	1,791	1,631	1,364	1,656		1,363	1,238	1,266	1,450
EBITDA before asset write downs*	1,860	1,853	2,349	1,420		646	687	1,194	7
Stock-based Compensation	19	-	-	328		-	12	-	50
Amortization	627	548	516	650		389	352	295	389
Income before asset write-downs*	1,095	1,212	1,759	409		220	270	833	(548)
Income (Loss) before Tax	1,095	1,212	1,759	425		214	349	703	(894)
Income (Loss) after Tax	731	807	1,084	267		131	211	423	(782)

EBITDA* per share	0.041	0.043	0.054	0.041		0.019	0.018	0.038	(0.000)
Basic Earnings (Loss) per Share	0.016	0.019	0.025	0.013		0.004	0.005	0.013	(0.025)

Total Assets	39,827	33,437	31,488	26,967		24,512	25,542	23,254	22,224
Total Liabilities	20,303	14,658	14,815	13,644		9,397	9,564	10,036	9,428
Working Capital	7,437	7,056	6,225	3,272		4,663	4,189	3,503	3,326

* Asset write-downs include resource properties, software and goodwill.

Consolidated Quarterly Financial Results – Third Quarter Fiscal 2008

Drilling Operations

Revenue for the quarter ending March 31, 2008 was $16.04 million compared to $8.90 million in the third quarter of fiscal 2007 an 80% increase. This increase can be attributed primarily to significant growth from all international divisions and the Ontario division increasing by 98%. International revenues represented 28% of revenues for the quarter, as compared to 7% for the third quarter in fiscal 2007. Revenues increased, by 17%, from the second quarter of fiscal 2008 of $13.64 million. Management expects the international operations to contribute a growing percentage of the Company's total revenue stream, as we increase the drilling fleet in Mexico, Panama and Spain fiscal 2008.

Revenues ('000s)	Fiscal 2008		Fiscal 2007	
Surface	$12,344	77%	$5,452	61%
Underground	3,380	21	3,154	36
Geotechnical	313	2	290	3
	$16,037		$8,895	

Surface drilling increased $6.89 million or 126% to $12.34 million in the third quarter of fiscal 2008 from $5.45 million in the third quarter of fiscal 2008, while underground drilling increased 7% to $3.38 million during the third quarter of fiscal 2008. Geotechnical drilling increased marginally on revenues in quarter over quarter.

Direct Costs

Direct costs for the quarter ended March 31, 2008 were $12.37 million compared to $6.90 million. The increase is a direct result of higher activity, which resulted in higher revenue in the third quarter of fiscal 2008. Gross margins for the quarter ended March 31, 2008 were 23.0% compared to 22% during the second quarter of fiscal 2007 and 25% earned in the second quarter of fiscal 2008. The decrease in gross margin quarter over quarter is due to additional labour required for projects commencing after the Holiday Season shut down in and operational issues on several projects at the Pacific and Ontario Divisions.

General and administration

General and administrative expenses increased to $1.79 million for the quarter compared to $1.36 million for the comparable period last year and compared to $1,630,883 in the quarter ended December 31, 2007. This increase is a result of additional administration costs incurred for the international and United States operations, higher insurance costs as a result of increased assets, increased salaries, increased travel and promotion costs. As a percentage of revenue in the third quarter of fiscal 2008, general and administration costs at 11% have decreased from 15% recorded in the prior year comparable and from 12% in the 2nd quarter fiscal 2008 period. While the Company has maintained salaries at the cost of living index for the past couple of years, it is expected that during this fiscal year the salaries will increase at a higher percentage.

The increase in general and administrative expenses from the second to the third quarter fiscal 2008 is attributed to increased travel and promotional costs, higher insurance for the expansion into the United States, additional administration personnel in Panama and costs incurred in Ontario for a training and development course for all staff.

Amortization

Amortization of property, plant and equipment for the quarter ending March 31, 2008 increased to $626,948 compared to $389,200 in the third quarter of fiscal 2007. The increase is due to an increased property, plant and equipment base. Amortization expense increased marginally during the quarter when comparing the third quarter expense of $626,948 to the expense of $547,639 in the second quarter of fiscal 2008. This increase is a result of additions of property, plant and equipment.

Interest Expense

The Company incurred $118,480 in interest expense during the third quarter in fiscal 2008 compared to $42,294, in the third quarter of fiscal 2007. The increase is primarily due to the demand loan, operating line of credit and new capital lease levels for drilling equipment that are higher than the third quarter in fiscal 2007. Interest expense increased $21,020 to $118,480 during the quarter compared to $94,605 incurred in the second quarter of fiscal 2008 primarily due to the higher utilization of the operating line.

Net Income and EBITDA

Net income after taxes increased to $731,277 for the quarter ending March 31, 2008 as compared to a $130,793 recorded in the third quarter of fiscal 2007. This represents an increase of 526% that is directly related to the increased revenues and the improved gross margin.

The Company recorded EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items) of $1.86 million for the quarter ending March 31, 2008 as compared to $646,449 in the comparable period last fiscal year.

Consolidated Financial Results for the Nine Month period ending March 31, 2008

Drilling Operations

Revenues for the nine months ending March 31, 2008 were $44.01 million compared to $26.76 million in the nine months ending March 31, 2007, a 64% increase. This increase can be attributed primarily to growth of revenues from all international divisions and Ontario growth of 54% and Atlantic growth of 44%. International revenues represented 19% of revenues for the nine month period as compared to 2.0% for the same period in fiscal 2007.

Revenues ('000s)	Fiscal 2008		Fiscal 2007	
Surface	33,732	77%	$17,665	66%
Underground	9,260	21	8,079	30
Geotechnical	1,019	2	1,022	4
	$44,011		$26,766	

Direct Costs

Direct costs for the nine months ending March 31, 2008 were $33.19 million compared to $20.39 million for the comparable period in fiscal 2007. Gross margin for the nine months ending March 31, 2008 was 24.6% compared to 23.6% during the same period in fiscal 2007. The increase in gross margin is primarily due to higher margins earned by the international operations.

General and administration

General and administrative expenses were $4.79 million for the nine months ending March 31, 2008 compared to $3.87 million for the same period last year. This increase is a result of additional administration staff and costs incurred for the international and United States operations, increased salaries, higher audit costs, new costs in establishing our international shipping centre in Kirkland Lake, Ontario, plus increased travel and higher training costs. Overall general and administration costs have decreased as a percentage of revenue to 11% during the nine months of fiscal 2008, as compared to 14% during the same period in fiscal 2007.

Amortization

Amortization of property, plant and equipment for the nine month period ending March 31, 2008 increased to $1,690,676 compared to $1,036,288 in the same period of fiscal 2007. The increase is due to substantial capital equipment additions made during fiscal 2007 and during the first nine months of fiscal 2008.

Interest Expense

The Company incurred a $286,549 interest expense during the nine months ending March 31, 2008 compared to $161,344, for the same period in fiscal 2007. The increase is primarily due to the increased utilization of the operating line to finance the additional accounts receivable, increased inventory and capital asset acquisitions experienced as a result of the significant growth in business in fiscal 2008.

Net Income and EBITDA

Net income, after taxes, increased to $2.62 million for the nine months ending March 31, 2008 as compared to $764,293 recorded during the same period of fiscal 2007 this represents an increase of 243% that is directly related to the increased revenues and the improved gross margin.

The Company recorded EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items) of $6.06 million the nine months ending March 31, 2008 compared to $2.57 million in the same period last year.

Consolidated Financial Position

Consolidated total assets increased $12.79 million to $39.76 million at March 31, 2008, compared to $26.97 million at June 30, 2007. The increase is primarily due to the higher accounts receivable from increased revenues, additional inventory and additions to capital equipment.

Consolidated total liabilities increased by $6.65 million to $20.30 million at March 31, 2008, from $13.66 million at June 30, 2007, primarily as a result of the increased utilization of the operating line required to fund the increased receivable, inventory and capital asset levels. Unearned revenue increased by 16% during the period to a total of $3.06 million at March 31, 2008 primarily from projects in Spain, Panama, Mexico, and Ontario.

The Company's current cash (cash and cash equivalents) position at March 31, 2008, is $1,033,052 compared to $422,337 at June 30, 2007.

Short term investments and marketable securities decreased $48,818, from $204,460 at June 30, 2007, to $153,642 at March 31, 2008. There were no dispositions during the quarter, but the decrease is attributed to the adjustment to market value at March 31, 2008. An unrealized loss of$48,818 is recorded on the Statement of Comprehensive Income.

Accounts receivable increased by $7.38 million to $16.57 million at March 31, 2008 from $8.83 million at June 30, 2007. This represents an increase of 87% from June 30, 2007 which corresponds to the increased revenues of 64% during the nine month period ending March 31, 2008.

Inventory levels increased by $2.73 million to $8.11 million at March 31, 2008 from $5.37 million at June 30, 2007. This directly correlates with the increased revenues of 64% during the nine month period ending March 31, 2008. Some of the increase is related higher product costs.

Property, plant & equipment increased to $12.71 million at March 31, 2008 from $10.82 million at June 30, 2007, an increase of $1.50 million during the quarter as a result of additions to the drill and moveable equipment fleet. The Company invested $2.57 million in new property, plant and equipment during the first nine months of fiscal 2008.

In fiscal 2007, the Company acquired 3,428,571 units (12%) of all outstanding shares of IMMC for $1.2 million at a price of $0.35 per unit. Each unit entitles the Company to one common share and one warrant, each warrant entitles the Company to acquire one additional share at a price of $0.40 per share for a period of two years. As of March 31, 2008, the 3,377,235 shares of IMMC had a market value of $0.19 per share. As a result, the Company recorded an unrealized loss of $236,40 on the Consolidated Statements of Comprehensive Income (loss).

Unearned revenue had no significant change from $2.66 million at June 30, 2007 to $3.06 million at March 31, 2008. A significant amount of the unearned revenue is related to longer term projects in Spain, Panama and Ontario.

As of March 31, 2008, the Company had drawn down $4.00 million on the $5.0 million operating line and $1.19 million on the $1.50 million demand loan. The operating line has been used to finance the increase in inventory and acquisition of capital assets. We anticipate the operating line to be reduced as we realize the cash from the substantial accounts receivable.

Total long term debt and capital leases decreased by $600,388 during the nine months ending March 31, 2008 from $2.24 million at June 30, 2007 to $1.64 million at March 31, 2008. The decreases are attributed to regular payments and only one new equipment lease during the nine month period.

Operating Activities

Cash flow from operations (before changes in non-cash operating working capital items) was $4.33 million during the nine months ending March 31, 2008, as compared $1.78 million in the comparable period in the prior year.

Working capital increased by $4.17 million from $3.27 million at June 30, 2007 to $7.44 million at March 31, 2008. The increase is primarily due related toimproved financial results during the period and the exercise of warrants in August and October 2007.

Capital Requirements

Cabo has a $10.0 million debt financing facility with HSBC Bank Canada comprised of a $5.0 million operating loan secured by accounts receivable, a $1.50 million demand loan and a $3.50 million capital loan/lease facility. The demand loan is secured by a general security agreement charge over the Company assets. The cost for these facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. As at March 31, 2007, the Company had drawn down $4.57 million on the $5.0 million operating line, $1.00 million on the $1.50 million demand loan and nil on the $3.50 million capital facility.

Contractual Obligations

The following table represents the Company's future payment obligations:

Expressed in thousands $ (000's)	**Payments Due by Period**				
	Total	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Long-term debt	1,339	313	444	283	299
Leases (1)	620	374	246	-	-
Total Contractual Obligations	1,959	687	690	283	299

(1) Imputed Interest of $317,514 is included in the payment schedule

Outstanding Share Data

At March 31, 2008, the total number of common shares outstanding is 47,742,013 compared to 40,205,346 at June 30, 2007.

During the nine month period ending March 31, 2008, a total of 7,520,167 warrants were exercised for gross proceeds of $3,766,834 (1,143,700 warrants expired). At March 31, 2008, there are no warrants outstanding.

Employees, officers, and directors have been granted options to purchase common shares under the Company's stock option plan. During the second quarter fiscal 2008 16,500 options were exercised for proceeds of $8,250 and 33,500 lapsed. The Company granted 118,000 options to purchase common shares to employees for a period of eighteen months. At March 31, 2008, the Company had 2,747,500 options outstanding.

Transactions with Related Parties

Expressed in thousands (000's) for the quarter ended	Q3-08	Q2-08	Q1-08	Q4-07
John A. Versfelt, Chairman, President and CEO, provides executive management and bookkeeping to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	38	34	32	36
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	-	27	17	20

Commitments

Redistribution of the International Millennium Mining Corp ("IMMC") Units

On December 29, 2006 Cabo closed the sale of its resource properties to IMMC. Pursuant to the transaction, the Company transferred all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consisted of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitled the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two years.

The Company has redistributed 10,051,336 Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company as of the Record date, January 11, 2007. This distribution included 7,493,710 shares and 2,497,844 warrants of IMMC to the Company's non-US shareholders during the year ending June 30, 2007, and the balance to a trust account for the U.S. shareholders, which trust account at June 30, 2007 includes 2,557,626 undistributed shares and 852,601 undistributed warrants. Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed to shareholders, the Company distributed 8,008,623 shares and 2,497,844 warrants to the Company's Shareholders during the fiscal 2007.

Since July 1, 2007, the Company distributed an additional 747,139 shares for the benefit of the US Shareholders. As of March 31, 2008, the Company's trust account for its U.S. shareholders commitment is holding 1,810,392 undistributed shares and 852,601 undistributed warrants.

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals as well as precious stones. Any one of these categories can, by themselves, cause the drilling services industry to reach capacity. With the low levels of exploration over the past number of years and the demand from Asia increasing for most metals, supply is expected to fall short of demand. This should increase the need for all drilling services in the mineral exploration and mining industry.

Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies and by:

1. Improving utilization of existing rigs;
2. Modernizing and standardizing the drill fleet;
3. Sharing of technology and expertise;
4. Actively working to enhance the Company's human capital;
5. Expanding effective capacity;
6. Building and maintaining a highly cost effective organization;
7. Aggressively promoting and marketing Cabo's services.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is exploiting its competitive advantage in specialized drilling such as, geotechnical, geo-environmental and geothermal.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Country Risk

The Company is committed to expanding its operations outside of North America into Central & South America and Spain. With this, comes the risk of dealing in a variety of business and political jurisdictions. Unanticipated economic, political, tax related, regulatory or legal changes could have a negative impact on operations and assets. The risks include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation, changes in mining or investment policies or shifts in political attitude that may adversely affect the business. The Company continues to monitor developments in all current or potential jurisdictions.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers and supervisors. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business. The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada and in its international operations.

Reliance on Key Accounts

The Company has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo has operations in Spain, Mexico and Panama and the Company receives payments in foreign currency. In order to reduce its exposure to foreign exchange risks the Company contracts in U.S. dollars and Euros. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues. The Company also holds US Dollar and Euros denominated currencies and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations (including price), the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2007.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets is regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Changes in Accounting Policies including Initial Adoption

Stock-based compensation

Effective July 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed over their vesting periods with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Variable interest entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guidelines 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities (VIE). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective July 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

Effective July 1, 2006, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For the Company, other comprehensive income ("OCI") is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI") which is presented as a new category within shareholders' equity in the balance sheet.

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at March 31, 2008 the Company has not designated any hedging relationships.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.